Craig P. Omtvedt Senior Vice President and Chief Financial Officer

May 11, 2011

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2010
File No.1-09076

Dear Mr. Decker:

This letter is in response to your letter dated May 2, 2011. For the convenience of the Staff, the Staff’s comments contained in the May 2 letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment. We will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are also filing this document via EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response:

Where our responses include additional or revised disclosures, we have shown or described what the revision will look like and we will incorporate such disclosure in future filings, including our interim filings.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capitalization, page 44

2.	You disclose on page 93 that you have $487.7 million of undistributed earnings of foreign subsidiaries that were considered permanently reinvested as of December 31, 2010. We also note that more than 82% of your income from continuing operations during 2010 was derived from foreign operations. Please revise your MD&A to separately quantify the amount of cash and cash equivalents you held in the United States as of the most recent period end as compared to foreign jurisdictions. Please also revise to clarify that if you were to repatriate any cash balances held in foreign jurisdictions, you may have to provide for income taxes on those funds to the extent they were previously considered permanently reinvested.

Response:

Below is an example of the disclosure that we will include in the Liquidity and Capitalization section of future filings, including our interim filings.

As of March 31, 2011, we had total cash and cash equivalents of $269.2 million, of which approximately 80% was in non-U.S. subsidiaries. We manage our global cash requirements considering (i) available funds among the many subsidiaries through which we conduct business, (ii) the geographic location of our liquidity needs, and (iii) the cost to access international cash balances. The permanent repatriation of non-U.S. cash balances from certain subsidiaries could have adverse tax consequences as we may be required to pay and record income tax expense on those funds to the extent they were previously considered permanently reinvested.

Contractual Obligations and Other Commercial Commitments, page 48

3.	Please revise to present a total for each column of the contractual obligations table.

Response:

In future filings that require a contractual obligations table, we will present a total for each column of the contractual obligations table.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Critical Accounting Policies and Estimates, page 49

4.	Please revise your goodwill discussion on pages 50 and 51 to quantify the extent to which you have any goodwill that is at risk of impairment, similar to the discussion you provided for two of your indefinite-lived trademarks. Alternatively, please revise to indicate that the fair value of your goodwill substantially exceeded its carrying value as of your impairment testing date.

Response:

In future 10-K filings we will revise our goodwill disclosure in Critical Accounting Policies and Estimates to include the following section in italics with respect to the risk of impairment of goodwill. We have shown the complete section on Goodwill and Indefinite-Lived Intangible Assets from Critical Accounting Policies and Estimates for context.

Goodwill and Indefinite-lived Intangible Assets

In accordance with authoritative guidance on goodwill and other intangible assets (ASC 350), goodwill is tested for impairment at least annually in the fourth quarter, and written down when impaired. An interim impairment test is performed if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

We evaluate the recoverability of goodwill by estimating the future cash flows of the reporting units to which the goodwill relates, and then discount the future cash flows at a market-participant-derived weighted-average cost of capital. In determining the estimated future cash flows, we consider current and projected future levels of income based on management’s plans for that business; business trends, prospects and market and economic conditions; and market-participant considerations. A reporting unit is an operating segment, or in the case of the Home & Security segment, one level below the operating segment. When the estimated fair value of a reporting unit is less than its carrying value, we measure and recognize the amount of the goodwill impairment loss, if any. Impairment losses, limited to the carrying value of goodwill, represent the excess of the carrying value of a reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of a reporting unit is estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of ASC 350. In the Home & Security segment, our cash flow projections are significantly influenced by our projection for the recovery of the U.S. home products markets in the next 3 to 5 years. Our projection for the U.S. home products markets is inherently subject to a number of uncertain factors, such as employment, home prices, credit availability, and the rate of home foreclosures. Significant changes in any of these factors could cause us to change our cash flow projections in future periods which could trigger impairment of goodwill in the period in which such changes occur. In the Spirits segment, our cash flow projections are significantly influenced by longer-term market growth rates in particular spirits categories and geographies and expected profit margins. No goodwill impairment charges were recorded in 2010 or 2009. Based on our current projections of future cash flows for each of our reporting units, we believe there are no reporting units for which a decline in fair value of 10% could trigger an impairment of goodwill.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

ASC 350 requires that purchased intangible assets other than goodwill be amortized over their useful lives unless those lives are determined to be indefinite. The determination of the useful life of an intangible asset other than goodwill is based on factors including historical and tradename performance with respect to consumer name recognition, geographic market presence, market share, and plans for ongoing tradename support and promotion. Certain of our tradenames have been assigned an indefinite life as we currently anticipate that these tradenames will contribute cash flows to the Company indefinitely. Indefinite-lived intangible assets are not amortized, but are evaluated at least annually to determine whether the indefinite useful life is appropriate. We review indefinite-lived intangible assets for impairment annually in the fourth quarter, and whenever market or business events indicate there may be a potential impairment of that intangible. Impairment losses are recorded to the extent that the carrying value of the indefinite-lived intangible asset exceeds its fair value. We measure fair value using the standard relief-from-royalty approach which estimates the present value of royalty income that could be hypothetically earned by licensing the brand name to a third party over the remaining useful life. The Company has two indefinite-lived tradenames for which a 10% reduction in the fair value would trigger an impairment charge in future periods. These tradenames in the Spirits business had an aggregate book value of $652.4 million as of December 31, 2010. The significant estimates and assumptions that influence a tradename’s fair value include the expected branded product sales included in our operating plans, longer-term market growth rates in particular spirits categories and geographies, expected profit margins on products sold using the brands, terminal value, revenue growth rates, and the weighted average cost of capital.

We cannot predict the occurrence of certain events or changes in circumstances that might adversely affect the carrying value of goodwill and indefinite-lived intangible assets. Such events may include, but are not limited to, the impact of the economic environment; a material negative change in relationships with significant customers; or strategic decisions made in response to economic and competitive conditions.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Consolidated Statement of Cash Flows, page 58

5.	The operating activities section of your cash flow statement includes a line item titled “other operating activities, net”. Since this amount represents 15% of net cash provided by operating activities for the year ended December 31, 2010, please supplementally describe for us the nature of the individually significant items included in this line item. Please revise to disaggregate this amount into smaller components. Please also revise to present changes in other assets separate from changes in other liabilities.

Response:

For the year ended December 31, 2010, “other operating activities, net” of $108.1 million included a decrease in a non-trade receivable associated with our manufacturing supply chains of $69.4 million. No other items in “other operating activities, net” were individually more than 5% of net cash provided by operating activities. All of the “other operating activities, net” pertained to changes in other assets. Accordingly, we will revise our description of this line item in future filings to state “other assets”.

Please telephone me at (847) 484-4500 or, in my absence, Ed Wiertel, Vice President and Corporate Controller, at (847) 484-4540, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt

Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400